Exhbit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - June 27, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	PKZ Comments on Media Reports

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) in response to various enquiries following a recent media report, informs its shareholders that it has received approaches from a number of different parties regarding a potential corporate transaction involving either an acquisition or a merger with the Company.

The Company is currently engaged in a confirmatory and evaluation process seeking to assess the feasibility and the terms of potential transactions.

At this time, there can be no assurance that this process will lead to a potential transaction which could be recommended to shareholders as being in their best interests.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. The Company is engaged in the acquisition, exploration, development and production of oil and gas, the refining of crude oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.
For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)